Exhibit 99.1

Crescent Point Nominates New Directors for Board Election

CALGARY, April 11, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that James E. ("Jim") Craddock and Jennifer F. Koury will stand for election to its Board of Directors (the "Board") at the Company's upcoming Annual General Meeting ("AGM").

"We're excited about having both Jim and Jennifer stand as new independent nominees," said Bob Heinemann, Chairman of the Board. "Through our search process, it was evident that their extensive backgrounds and industry experience complemented our Board's existing skillset. Jim's strong leadership and broad-based technical knowledge along with Jennifer's significant human resources and governance experience will be invaluable as we continue to execute our transition plan."

Mr. Craddock has served on Noble Energy Inc.'s Board of Directors since its merger with Rosetta Resources Inc. in 2015 and served as the Chairman, Chief Executive Officer and President of Rosetta from 2013 to 2015. Mr. Craddock is currently a member of Noble's Compensation and Corporate Governance and Nominating committees and is Chair of the Safety, Sustainability and Corporate Responsibility Committee. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc. He holds a Bachelor of Science in Mechanical Engineering from Texas A&M University.

Ms. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton's total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil. Ms. Koury serves as a Director for the Calgary Zoo and is Chair of the first public/private partnership for the United Nations Women Global Innovation Coalition for Change. She holds a Bachelor of Commerce Degree from the University of Alberta and holds the ICD.D directors designation from the University of Toronto.

As previously announced, Peter Bannister and Gerald A. Romanzin will be retiring from Crescent Point's Board at its upcoming AGM. Since the announcement of Crescent Point's transition plan in September 2018, the Company's Board renewal process has included the appointment of Bob Heinemann as Chairman, John Dielwart as a new independent director and the nomination of Jim Craddock and Jennifer Koury as additional independent directors. Following the upcoming AGM, the Company will have undergone a complete Board renewal since 2014.

"On behalf of Crescent Point and our Board, I thank Peter and Gerry for their significant contributions," said Heinemann. "Their leadership and guidance helped shape the Company to become one of Canada's largest light oil producers. We wish them all the best in their future endeavours."

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to: Mr. Craddock and Ms. Koury standing for election to the Board; the successful election of Mr. Craddock and Ms. Koury to the Board and the anticipated benefits to Crescent Point; planned retirements; and the anticipated timing for the Board to have undergone a complete renewal.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. The Company believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2019/11/c0851.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 09:00e 11-APR-19